Exhibit 99.1

H1 2019 RESULTS CONFIRM 2019 GUIDANCE WITH IMPROVED CASH FLOW.
UNVEILING OF FIRST HYBRID SERIES-PRODUCTION SUPERCAR, SF90 STRADALE

•	Total shipments of 2,671 units, up +8.4%

•	Net revenues of Euro 984 million, up +8.6% or +6.8% at constant currency(1)

•	Adj. EBITDA(2) of Euro 314 million, up +8.7% with an EBITDA margin of 32.0%

•	Adj. diluted EPS(2) of Euro 0.96 (+13.9%)

•	Industrial free cash flow(2) generation of Euro 139 million, reflecting also the positive cash impact from advances on the Ferrari Monza SP1 and SP2 as well as Patent Box benefit

For the three months ended			(In Euro million, unless otherwise stated)		For the six months ended
June 30,					June 30,
2019	2018	Change			2019	2018	Change
2,671	2,463	208	8%	Shipments (in units)	5,281	4,591	690	15%
984	906	78	9%	Net revenues	1,924	1,737	187	11%
314	291	23	8%	EBITDA(2)	625	563	62	11%
314	290	24	9%	Adjusted EBITDA(2)	625	562	63	11%
32.0%	31.9%	+10 bps		Adjusted EBITDA margin(2)	32.5%	32.3%	+20 bps
239	218	21	9%	EBIT	471	428	43	10%
239	217	22	10%	Adjusted EBIT(2)	471	427	44	10%
24.3%	23.9%	+40 bps		Adjusted EBIT margin(2)	24.5%	24.6%	(10 bps)
184	160	24	14%	Net profit	364	309	55	18%
184	159	25	15%	Adjusted net profit(2)	364	308	56	18%
0.97	0.85	0.12	14%	Basic earnings per share (in Euro)	1.92	1.63	0.29	18%
0.96	0.85	0.11	13%	Diluted earnings per share (in Euro)	1.91	1.62	0.29	18%
0.97	0.84	0.13	15%	Adjusted basic earnings per share (in Euro)(2)	1.92	1.63	0.29	18%
0.96	0.84	0.12	14%	Adjusted diluted earnings per share (in Euro)(2)	1.91	1.62	0.29	18%

Confirming Guidance approaching the high end of the range on all metrics at currently prevailing exchange rates. Increasing industrial free cash flow target:
•    Net revenues: > Euro 3.5 billion
•    Adj. EBITDA: Euro 1.2-1.25 billion
•    Adj. EBIT: Euro 0.85-0.9 billion
•    Adj. diluted EPS (3): Euro 3.50-3.70 per share
•    Industrial free cash flow: > Euro 0.55 billion (from ~ Euro 0.45 billion)

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1.	The constant currency presentation eliminates the effects of changes in foreign currency (transaction and translation) and of foreign currency hedges

2.	Refer to specific note on non-GAAP financial measures

3.	Calculated using the weighted average diluted number of shares for 2018

Maranello (Italy), August 2, 2019 – Ferrari N.V. (NYSE/MTA: RACE) (“Ferrari” or the “Company”) today announces its consolidated preliminary results(4) for the second quarter and six months ended June 30, 2019.

Shipments(5)(6)

For the three months ended				Shipments(5)(6)	For the six months ended
June 30,				(units)	June 30,
2019	2018	Change			2019	2018	Change
1,195	1,073	122	11%	EMEA	2,404	2,176	228	10%
803	850	(47)	(6%)	Americas	1,523	1,419	104	7%
289	177	112	63%	Mainland China, Hong Kong and Taiwan	617	360	257	71%
384	363	21	6%	Rest of APAC	737	636	101	16%
2,671	2,463	208	8%	Total Shipments	5,281	4,591	690	15%

Shipments totaled     2,671 units in the second quarter 2019, up 208 units or +8.4% vs. prior year. This achievement was driven by a 12.3% increase in sales of our 8 cylinder models (V8), while the 12 cylinder models (V12) decreased by a few units. The performance was mainly led by robust deliveries of the Ferrari Portofino as well as the 812 Superfast. This was partially offset by lower volume from the 488 family, with the 488 GTB and the 488 Spider approaching the end of their lifecycles, partially offset by the 488 Pista ramp up and the first deliveries of the 488 Pista Spider.
EMEA(6) grew 11.4%, Rest of APAC(6) was up 5.8%, while Mainland China, Hong Kong and Taiwan were up 63.3% and Americas(6) down 5.5%. Geographic mix shifted in favor of Mainland China as a result of the decision to accelerate client deliveries in advance of the early introduction of new emission regulations as was the case in the first quarter and with lower shipments to the U.S. reflecting the above mentioned model phase in and phase out within the 488 family.

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4.
These results have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board and IFRS as endorsed by the European Union

5.	Excluding the XX Programme, racing cars, Fuori Serie, one-off and pre-owned cars

6.
EMEA includes: Italy, UK, Germany, Switzerland, France, Middle East (includes the United Arab Emirates, Saudi Arabia, Bahrain, Lebanon, Qatar, Oman and Kuwait) and Rest of EMEA (includes Africa and the other European markets not separately identified); Americas includes: United States of America, Canada, Mexico, the Caribbean and Central and South America; Rest of APAC mainly includes: Japan, Australia, Singapore, Indonesia, South Korea, Thailand and Malaysia

Total net revenues

For the three months ended			(Euro million)			For the six months ended
June 30,						June 30,
2019	2018	Change at			2019	2018	Change at
		current	Constant				current	constant
		currency	Currency				currency	currency
766	670	14%	12%	Cars and spare parts(7)	1,501	1,282	17%	15%
53	80	(35%)	(35%)	Engines(8)	111	157	(29%)	(29%)
131	127	4%	2%	Sponsorship, commercial and brand(9)	259	252	3%	1%
34	29	16%	12%	Other(10)	53	46	14%	9%
984	906	9%	7%	Total Net Revenues	1,924	1,737	11%	9%

Net revenues for the second quarter 2019 increased to Euro 984 million, up 8.6% at current currency and up 6.8% at constant currency(1). Revenues in Cars and spare parts(7) (Euro 766 million, +14.4% at current currency or +12.4% at constant currency(1)) were supported by the ramp up of the 488 Pista and the 488 Pista Spider, as well as higher volumes of the Ferrari Portofino and the 812 Superfast, this was partially offset by the prior year shipments of LaFerrari Aperta as well as lower sales of the 488 GTB and the 488 Spider. Revenues growth was also supported by a strong positive contribution from personalization programs along with deliveries of the FXX K EVO. The erosion in Engines(8) revenues (Euro 53 million, -34.8% at current and constant currency(1)) reflected lower shipments to Maserati. Sponsorship, commercial and brand(9) revenues (Euro 131 million, +3.6% at current currency or +2.1% at constant currency(1)) slightly increased due to higher revenues generated by Formula 1 racing activities. Currency, including translation and transaction impacts as well as foreign currency hedges, had a positive impact of Euro 17 million (mainly USD).

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7.	Includes the net revenues generated from shipments of our cars, including any personalization revenue generated on these cars and sales of spare parts

8.	Includes the net revenues generated from the sale of engines to Maserati and the revenues generated from the rental of engines to other Formula 1 racing teams

9.
Includes the net revenues earned by our Formula 1 racing team through sponsorship agreements and our share of the Formula 1 World Championship commercial revenues and net revenues generated through the Ferrari brand, including merchandising, licensing and royalty income

10.	Primarily includes interest income generated by our financial services activities and net revenues from the management of the Mugello racetrack

Adjusted EBITDA(2) and Adjusted EBIT(2)

For the three months ended			(Euro million)			For the six months ended
June 30,						June 30,
2019	2018	Change at			2019	2018	Change at
		current	constant				current	constant
		currency	currency				currency	currency
314	290	9%	3%	Adjusted EBITDA(2)	625	562	11%	7%
239	217	10%	4%	Adjusted EBIT(2)	471	427	10%	4%

Q2 2019 Adjusted EBIT(2) was Euro 239 million, +10.1% at current currency or +3.7% at constant currency(1) due to higher volumes (Euro 27 million) and a slight Mix / price variance favorability (Euro 5 million). This performance was attributable to the combined impact of the improved personalization rate and deliveries of the FXX K EVO, which more than offset product mix. Industrial costs / research and development costs increased (Euro 16 million), mainly due to higher operational start up costs due to the introduction of new models as well as higher spending in Formula 1 racing activities. SG&A increased (Euro 6 million) to support the Company’s growth.

The tax rate was reduced to 20% as a result of the previously disclosed advance agreement on the Patent Box.

As a result of the items described above, Adjusted diluted earnings(2) per share for the second quarter reached Euro 0.96, up 13.9% vs. prior year.

Industrial free cash flow(2) for the three months ending on June 30, 2019 was Euro 139 million, driven by the Adjusted EBITDA(2) growth, the positive cash impact generated by the Patent Box benefit, as well as residual collection of initial advances on the Ferrari Monza SP1 and SP2. This was partially offset by capital expenditures of Euro 173 million.

Net Industrial Debt(2)(11) as of June 30, 2019 was Euro 353 million, which compares with Euro 370 million as of December 31, 2018 and with Euro 192 million as of March 31, 2019. The increase versus March 31, 2019 was due to the cash impact of the Euro

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11.	Net Industrial Debt redefined as Net Debt less Net Debt of Financial Services Activities

195 million dividend distribution(12) and of the Euro 99 million of share repurchases executed in the second quarter of 2019, which more than offset the positive industrial free cash flow. Lease liabilities per IFRS 16 as of June 30, 2019 remained close to stable at Euro 63 million.

Confirming Guidance approaching the high end of the range on all metrics at currently prevailing exchange rates. Increasing industrial free cash flow target:

(€B, unless otherwise stated)	2018A	2019E
NET REVENUES	3.4	>3.5
ADJ. EBITDA (margin %)	1.1 32.6%	1.2-1.25 ~34%
ADJ. EBIT (margin %)	0.825 24.1%	0.85-0.9 ~24.5%
ADJ. DILUTED EPS(3) (€)	3.40	3.50-3.70
IND. FCF	0.4	>0.55

Second quarter 2019 highlights

Ferrari’s V8 takes its fourth consecutive International Engine & Powertrain of the Year award
On May 22, 2019 the 21st edition of the International Engine & Powertrain of the Year saw Ferrari triumph again, taking the overall title with its 720-cv, 3.9-litre V8 for the fourth year running, a feat never achieved by any other engine in the history of the awards.

Ferrari SF90 Stradale - the new series-production supercar
On May 29, 2019 Ferrari introduced a new chapter in its history with the introduction of its first series production PHEV (Plug-in Hybrid Electric Vehicle), the SF90 Stradale. The new top of the range model is revolutionary on every level and represents a true paradigm shift delivering unprecedented performance for a new series-production supercar. Statistics such as 1,000 cv, and a weight-to-power ratio of 1.57 kg/cv, and

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12.	Including Euro 12 million of quick refund to shareholders due to eligibility for withholding exemption, which will be paid in Q3 2019.

390 kg of downforce at 250 km/h speak volumes regarding the SF90 Stradale’s characteristics.

Subsequent events:

Completion of the first tranche of the disclosed multi-year share repurchase program and announcement of the second tranche
On July 1, 2019 the Company announced the completion of the Euro 150 million first tranche and the start of a second tranche of Euro 200 million and to be completed by no later than December 27, 2019.
Under the common share repurchase program, the Company has purchased a further 276,376 common shares for a total consideration of Euro 41 million since June 30, 2019. As a result, as of July 30, 2019 the Company had repurchased 1,520,936 common shares in 2019.

Cash tender offers on certain series of euro notes issued by Ferrari N.V.
On July 4, 2019 Ferrari N.V. announced its intention to purchase its Euro 700,000,000 0.250 per cent. Notes due 16 January 2021 and Euro 500,000,000 1.500 per cent. Notes due 16 March 2023 for cash up to a maximum aggregate nominal amount of Euro 250,000,000 (the “Offer”).
Pursuant to the Offer, on July 12, 2019, the Company increased the maximum aggregate nominal amount to Euro 315,395,000 and accepted for purchase valid tenders for an aggregate nominal amount of Euro 200,000,000 of the 2021 Notes and Euro 115,395,000 of the 2023 Notes. After July 16, 2019 (Settlement Date), nominal amount outstanding is Euro 500,000,000 for the 2021 Notes and Euro 384,605,000 for the 2023 Notes.

Ferrari takes the Red Dot: Best of the Best award for the Monza SP1
On July 8, 2019 the award ceremony of the Red Dot Award: Product Design 2019 took place in Essen, Germany. Ferrari received two prestigious accolades: the Red Dot: Best of the Best award for the Monza SP1 and an honorary recognition for the design team.

Ferrari N.V. taps the US Private Placements market with a EUR 300 million offering in two tranches of 10 and 12 year maturities
On July 31, 2019, Ferrari N.V. announced it has completed a private placement to certain US institutional investors of EUR 150,000,000 aggregate principal amount of 1.12% senior notes due 2029 and EUR 150,000,000 aggregate principal amount of 1.27% senior notes due 2031.

About Ferrari
Ferrari is among the world’s leading luxury brands focused on the design, engineering, production and sale of the world’s most recognizable luxury performance sports cars. Ferrari brand symbolizes exclusivity, innovation, state-of-the-art sporting performance and Italian design. Its history and the image enjoyed by its cars are closely associated with its Formula 1 racing team, Scuderia Ferrari, the most successful team in Formula 1 history. From the inaugural year of Formula 1 in 1950 through the present, Scuderia Ferrari has won 235 Grand Prix races, 16 Constructor World titles and 15 Drivers’ World titles. Ferrari designs, engineers and produces its cars in Maranello, Italy, and sells them in over 60 markets worldwide.

Forward Looking Statements
This document, and in particular the section entitled “2019 Guidance” contains forward-looking statements. These statements may include terms such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “remain”, “continue”, “on track”, “successful”, “grow”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “outlook”, “prospects”, “plan”, “guidance” or similar terms. Forward-looking statements are not guarantees of future performance. Rather, they are based on the Group’s current expectations and projections about future events and, by their nature, are subject to inherent risks and uncertainties. They relate to events and depend on circumstances that may or may not occur or exist in the future and, as such, undue reliance should not be placed on them. Actual results may differ materially from those expressed in such statements as a result of a variety of factors, including: the Group’s ability to preserve and enhance the value of the Ferrari brand; the success of Ferrari’s Formula 1 racing team and the expenses the Group incurs for Formula 1 activities, as well as the popularity of Formula 1 more broadly; the Group’s ability to keep up with advances in high performance car technology and to make appealing designs for its new models; Group’s ability to preserve its relationship with the automobile collector and enthusiast community; changes in client preferences and automotive trends; changes in the general economic environment, including changes in some of the markets in which we operate, and changes in demand for luxury goods, including high performance luxury cars, which is highly volatile; competition in the luxury performance automobile industry; the Group’s ability to successfully carry out its growth strategy and, particularly, the Group’s ability to grow its presence in emerging market countries; the Group’s low volume strategy; reliance upon a number of key members of executive management, employees, and the ability of its current management team to operate and manage effectively; the performance of the Group’s dealer network on which the Group depend for sales and services; increases in costs, disruptions of supply or shortages of components and raw materials; disruptions at the Group’s manufacturing facilities in Maranello and Modena; the performance of the Group’s licensees for Ferrari-branded products; the Group’s ability to protect its intellectual property rights and to avoid infringing on the intellectual property rights of others; the ability of Maserati, the Group’s engine customer, to sell its planned volume of cars; continued compliance with customs regulations of various jurisdictions; the impact of increasingly stringent fuel economy, emission and safety standards, including the cost of compliance, and any required changes to its products; the challenges and costs of integrating hybrid technology more broadly into Group’s car portfolio over time; product recalls, liability claims and product warranties; the adequacy of its insurance coverage to protect the Group against potential losses; ability to ensure that its employees, agents and representatives comply with applicable law and regulations; ability to maintain the functional and efficient operation of its information technology systems, including our ability to defend from the risk of cyberattacks on our in-vehicle technology; the Group’s ability to service and refinance its debt; the Group’s ability to provide or arrange for adequate access to financing for its dealers and clients, and associated risks; labor relations and collective bargaining agreements; exchange rate fluctuations, interest rate changes, credit risk and other market risks; changes in tax, tariff or fiscal policies and regulatory, political and labor conditions in the jurisdictions in which the Group operates, including possible future bans of combustion engine cars in cities and the potential advent of self-driving technology; potential conflicts of interest due to director and officer overlaps with the Group’s largest shareholders and other factors discussed elsewhere in this document.
The Group expressly disclaims and does not assume any liability in connection with any inaccuracies in any of the forward-looking statements in this document or in connection with any use by any third party of such forward-looking statements.
Any forward-looking statements contained in this document speak only as of the date of this document and the Company does not undertake any obligation to update or revise publicly forward-looking statements. Further information concerning the Group and its businesses, including factors that could materially affect the Company’s financial results, is included in the Company’s reports and filings with the U.S. Securities and Exchange Commission, the AFM and CONSOB.

For further information:
Media Relations
tel.: +39 0536 949337
Email: media@ferrari.com

Investor Relations
tel.: +39 0536 949695
Email: ir@ferrari.com

www.ferrari.com

Capex and R&D

For the three months ended		(Euro million)	For the six months ended
June 30,			June 30,
2019	2018		2019	2018
173	128	Capital expenditures	308	249
86	72	of which capitalized development costs(13)	151	129
140	136	Research and development costs expensed (A)	294	285
226	208	Total research and development	445	414
30	30	Amortization of capitalized development costs (B)	61	54
170	166	Research and development costs as recognized in the consolidated income statement (A+B)	355	339

Non-GAAP financial measures
Operations are monitored through the use of various non-GAAP financial measures that may not be comparable to other similarly titled measures of other companies.

Accordingly, investors and analysts should exercise appropriate caution in comparing these supplemental financial measures to similarly titled financial measures reported by other companies.

We believe that these supplemental financial measures provide comparable measures of financial performance which then facilitate management’s ability to identify operational trends, as well as make decisions regarding future spending, resource allocations and other operational decisions.

Certain totals in the tables included in this document may not add due to rounding.

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13.	Capitalized as intangible assets.

Total Net Revenues, EBITDA, Adj. EBITDA, EBIT and Adj. EBIT at constant currency eliminate the effects of changes in foreign currency (transaction and translation) and of foreign currency hedges.

For the three months ended		(Euro million)	For the six months ended
June 30,			June 30,
2019 at	2019 at		2019 at	2019 at
current	constant		current	constant
currency	currency		currency	currency
766	753	Cars and spare parts	1,501	1,471
53	53	Engines	111	111
131	130	Sponsorship, commercial and brand	259	254
34	32	Other	53	50
984	968	Total Net Revenues	1,924	1,886

For the three months ended	(Euro million)	For the six months ended
June 30,		June 30,
2019		2019
239	EBIT	471
239	Adjusted EBIT	471
13	Currency (including hedges)	30
226	EBIT at constant currency	441
226	Adjusted EBIT at constant currency	441

For the three months ended	(Euro million)	For the six months ended
June 30,		June 30,
2019		2019
314	EBITDA	625
314	Adjusted EBITDA	625
13	Currency (including hedges)	30
301	EBITDA at constant currency	595
301	Adjusted EBITDA at constant currency	595

EBITDA is defined as net profit before income tax expense, net financial expenses and depreciation and amortization.
Adjusted EBITDA is defined as EBITDA as adjusted for certain income and costs which are significant in nature, expected to occur infrequently, and that management considers not reflective of ongoing operational activities.

For the three months ended			(Euro million)	For the six months ended
June 30,				June 30,
2019	2018	Change		2019	2018	Change
184	160	24	Net profit	364	309	55
46	53	(7)	Income tax expense / (benefit)	91	110	(19)
9	5	4	Net financial expenses	16	9	7
75	73	2	Amortization and depreciation	154	135	19
314	291	23	EBITDA	625	563	62
5	-	5	of which positive impact from IFRS 16 (simplified approach)	9	-	9

For the three months ended			(Euro million)	For the six months ended
June 30,				June 30,
2019	2018	Change		2019	2018	Change
314	291	23	EBITDA	625	563	62
-	(1)	1	Release of charges related to Takata airbag inflator recalls	-	(1)	1
314	290	24	Adjusted EBITDA	625	562	63

Adjusted Earnings Before Interest and Taxes (“Adjusted EBIT”) represents EBIT as adjusted for certain income and costs which are significant in nature, expected to occur infrequently, and that management considers not reflective of ongoing operational activities.

For the three months ended			(Euro million)	For the six months ended
June 30,				June 30,
2019	2018	Change		2019	2018	Change
239	218	21	EBIT	471	428	43
-	(1)	1	Release of charges related to Takata airbag inflator recalls	-	(1)	1
239	217	22	Adjusted EBIT	471	427	44

Adjusted net profit represents net profit as adjusted for certain income and costs (net of tax effect) which are significant in nature, expected to occur infrequently, and that management considers not reflective of ongoing operational activities.

For the three months ended			(Euro million)	For the six months ended
June 30,				June 30,
2019	2018	Change		2019	2018	Change
184	160	24	Net profit	364	309	55
-	(1)	1	Release of charges related to Takata airbag inflator recalls (net of tax effect)	-	(1)	1
184	159	25	Adjusted net profit	364	308	56

Adjusted EPS represents EPS as adjusted for certain income and costs (net of tax effect) which are significant in nature, expected to occur infrequently, and that management considers not reflective of ongoing operational activities.

For the three months ended			(Euro per common share)	For the six months ended
June 30,				June 30,
2019	2018	Change		2019	2018	Change
0.97	0.85	0.12	Basic EPS	1.92	1.63	0.29
-	(0.01)	0.01	Release of charges related to Takata airbag inflator recalls (net of tax effect)	-	(0.01)	0.01
0.97	0.84	0.13	Adjusted basic EPS	1.92	1.63	0.29
0.96	0.85	0.11	Diluted EPS	1.91	1.62	0.29
-	(0.01)	0.01	Release of charges related to Takata airbag inflator recalls (net of tax effect)	-	(0.01)	0.01
0.96	0.84	0.12	Adjusted diluted EPS	1.91	1.62	0.29

Basic and diluted EPS(14)

For the three months ended			(Euro million, unless otherwise stated)	For the six months ended
June 30,				June 30,
2019	2018	Change		2019	2018	Change
183	160	23	Net profit attributable to the owners of the Company	361	308	53
187,409	188,646		Weighted average number of common shares (thousand)	187,544	188,745
0.97	0.85	0.12	Basic EPS (in Euro)	1.92	1.63	0.29
188,207	189,451		Weighted average number of common shares for diluted earnings per common share (thousand)	188,342	189,551
0.96	0.85	0.11	Diluted EPS (in Euro)	1.91	1.62	0.29

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14.
For the three and six months ended June 30, 2019 and 2018 the weighted average number of shares for diluted earnings per share was increased to take into consideration the theoretical effect of the potential common shares that would be issued under the Company’s equity incentive plans (assuming 100 percent of the related awards vested).

Net Industrial Debt, defined as total Debt less Cash and cash equivalents (Net Debt), further adjusted to exclude the debt and cash and cash equivalents related to our financial services activities (Net Debt of Financial Services Activities).

(Euro million)	June 30,	Mar. 31,	Dec. 31,
	2019	2019	2018
Debt	(2,048)	(2,064)	(1,927)
of which: Lease liabilities as per IFRS 16 (simplified approach)	63	63	-
Cash and cash equivalents	881	1,062	794
Net debt	(1,167)	(1,002)	(1,133)
Net Debt of Financial Services Activities	(814)	(810)	(763)
Net Industrial Debt	(353)	(192)	(370)

Free Cash Flow and Free Cash Flow from Industrial Activities are two of management’s primary key performance indicators to measure the Group’s performance. Free Cash Flow is defined as cash flows from operating activities less investments in property, plant and equipment and intangible assets. Free Cash Flow from Industrial Activities is defined as Free Cash Flow adjusted to exclude the operating cash flow from our financial services activities (Free Cash Flow from Financial Services Activities).

For the three months ended		(Euro million)	For the six months ended
June 30,			June 30,
2019	2018		2019	2018
299	176	Cash flow from operating activities	683	386
(173)	(128)	Investments in property, plant and equipment and intangible assets	(308)	(249)
126	48	Free Cash Flow	375	137
(13)	(30)	Free Cash Flow from Financial Services Activities	(46)	(32)
139	78	Free Cash Flow from Industrial Activities(15)	421	169

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15.
Free cash flow from industrial activities for the three and six months ended June 30, 2019 includes Euro 12 million of quick refund to shareholders due to eligibility for withholding exemption, which will be paid in Q3 2019. Free cash flow from industrial activities for the three and six months ended June 30, 2018 includes Euro 5 million of quick refund to shareholders due to eligibility for withholding exemption, which was paid in Q3 2018.

On August 2, 2019, at 3.00 p.m. CEST, management will hold a conference call to present the Q2 2019 results to financial analysts and institutional investors. The call can be followed live and a recording will subsequently be available on the Group website http://corporate.ferrari.com/en/investors. The supporting document will be made available on the website prior to the call.

Ferrari N.V. Amsterdam, the Netherlands Registered Office: Via Abetone Inferiore N.4, I -41053 Maranello, (MO) Italy Dutch trade register number: 64060977